VIA EDGAR TRANSMISSION

April 8, 2024

Messrs. Dale Welcome and Kevin Stertzel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Mueller Water Products, Inc.
Form 10-K for Fiscal Year Ended September 30, 2023
Form 10-Q for Quarter Ended December 31, 2023
Form 8-K filed February 8, 2024

Dear Messrs. Welcome and Stertzel:

We note the receipt by Mueller Water Products, Inc. (the “Company”), a Delaware corporation, of the comment letter (the “Comment Letter”) dated February 29, 2024, and received March 27, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the subject Form 10-K, Form 10-Q and Form 8-K. The Company hereby provides the Staff’s comments in bold type and management’s responses set forth below to the comments in the Comment Letter.
Form 10-K for Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1.You disclose here, and in quarterly filings, that you have experienced inflationary cost increases and anticipate inflation in raw and other material costs in fiscal 2024. Please revise MD&A in future annual and quarterly filings to quantify the impact of the inflationary pressures you experience and the resulting impact to your cost of sales, gross profit, operating expenses, and inventory. In addition, please expand your disclosures to identify actions planned or taken, if any, to mitigate inflationary pressures.

As requested, the Company will revise its MD&A in future annual and quarterly filings to quantify the impact of the inflationary pressures experienced when material and the resulting impact to cost of sales, gross profit, operating expenses, and inventory. Additionally, the Company will expand disclosures to identify actions planned or taken, if any, to mitigate inflationary pressures when material or expected to be material.

Form 10-Q for Fiscal Quarter Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 22
1200 Abernathy Road NE | Suite 1200 | Atlanta, Georgia 30328
(770) 206-4200 | www.muellerwaterproducts.com

2.You disclosed that the October 2023 cybersecurity incident resulted in operational delays and also investigation and remediation costs, which adversely impacted the results for the first quarter of 2024. We also understand that the incident limited your ability to take orders, invoice third parties, and ship products. Please tell us, and quantify in future filings, the impact that the incident had on your net sales and product volume sold. Refer to Item 303(c) of Regulation S-X.

The Company estimates that shipment delays resulting from the October 2023 cybersecurity incident adversely impacted sales between approximately $6 million to $8 million and approximately 2% in product volume for the fiscal quarter ended December 31, 2023. The Company believes that the delayed shipments due to the cybersecurity incident were ultimately shipped in the fiscal quarter ended March 31, 2024. Thus, we believe that there is no meaningful impact to net sales or product volume sold for the six-month period ended March 31, 2024 as a result of the October 2023 cybersecurity incident, which the Company will disclose in its MD&A for the fiscal quarter ended March 31, 2024.

As disclosed within MD&A for the fiscal quarter ended December 31, 2023, the Company incurred approximately $1.5 million in costs related to the cybersecurity incidents.

Form 8-K filed February 8, 2024

Exhibit 99.1
General

3.We note that in the bulleted list, the consolidated results, and the tables of Segment Results and Reconciliation of Non-GAAP to GAAP Performance Measures, you present consolidated adjusted EBITDA margin, but do not present the most directly comparable GAAP measure, net income margin, with equal or greater prominence. In future filings, for each non-GAAP financial measure you present, please present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

As requested, for each non-GAAP financial measure presented in future filings the Company will present the most directly comparable GAAP measure with equal or greater prominence. In particular, we will present consolidated net income margin as relates to consolidated adjusted EBITDA margin wherever presented (e.g, in any bulleted listing, consolidated results and the tables of Segment Results and Reconciliation of Non-GAAP to GAAP Performance Measures).

Segment Results and Reconciliation of Non-GAAP to GAAP Performance Measures

4.In future filings, please present a reconciliation of adjusted net income per diluted share to net income per diluted share, the most directly comparable GAAP measure. Refer to Item 10(e)(1)(i)(B) of Regulation S-K.

As requested, in future filings the Company will present a reconciliation of adjusted net income per diluted share to net income per diluted share, the most directly comparable GAAP measure. Using the fiscal quarter ended December 31, 2023 as an example, the following reconciliation would have been included:
The Company and its management acknowledge its responsibility for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

We appreciate the Staff’s time and review of the Company’s filings. Should the Staff have any further questions or comments, please do not hesitate to contact me at sheinrichs@muellerwp.com.

Sincerely,

/s/ Steven Heinrichs

Steven Heinrichs
Executive Vice President and Chief Financial Officer

cc:    Chason Carroll, Senior Vice President and General Counsel